ENCORE MEDICAL CORPORATION
9800 Metric Boulevard
Austin, Texas 78758
(512) 832-9500

September 21, 2004

David Ritenour
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     Re: Encore Medical Corporation Application for Withdrawal of Registration Statement on Form S-4 filed July 19, 2004 (File No. 333-117462)

Dear Mr. Ritenour:

     Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, Encore Medical Corporation hereby requests that an order granting the withdrawal of the above-referenced Registration Statement be issued by the Securities and Exchange Commission. The Registration Statement relates to the public offering and resale of shares of the Company’s common stock in connection with the planned acquisition by the Company of BioHorizons Implant Systems, Inc. On September 3, 2004, prior to the effective date of the Registration Statement, the Agreement and Plan of Merger related to the acquisition was terminated by agreement of the parties and, as a result, the Company determined to withdraw the Registration Statement. The Company believes that this withdrawal is consistent with the public interest and the protection of its investors. No securities were sold under the Registration Statement.

     If you have any questions regarding this request for withdrawal, please contact the Company’s legal counsel, Darrell R. Windham, at (512) 370-2800.

Best regards,
/s/ Harry L. Zimmerman
Harry L. Zimmerman
Agent for Service and Executive Vice President – General Counsel

cc:	Darrell R. Windham Larry Waks Jay Mumford